Writer’s Direct Number	Writer’s E-mail Address
(212) 756-2427	eric.piasta@srz.com

May 25, 2005

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Ms. Jennifer G. Williams

Re:	Horizon Lines, Inc. Registration Statement on Form S-1 (the “Registration Statement”) File No. 333-123073

Dear Ms. Williams:

On behalf of Horizon Lines, Inc. (the “Registrant”), we are hereby submitting, via EDGAR, to the Securities and Exchange Commission (the “Commission”) a redacted copy of a letter dated May 18, 2005 (the “Response Letter”) that was faxed to the Commission by us, on behalf of the Registrant, on May 18, 2005. This submission of the Response Letter is being made via EDGAR at your request and in accordance with Rule 418(b) of the Securities Act of 1933, as amended.

Please note that the Response Letter includes, as an attachment thereto, a copy of the letter dated April 12, 2005 from us, on behalf of the Registrant, to the Commission (the “Attached April Letter”). A redacted copy of the Attached April Letter was previously submitted, via EDGAR, to the Commission on April 18, 2005, and a request for confidential treatment of the redacted portions of the Attached April Letter was also made on such date. The redacted copy of the Response Letter being hereby submitted, via EDGAR, to the Commission includes the redacted copy of the Attached April Letter previously submitted via EDGAR.

In addition, on behalf of the Registrant, we are sending you, by overnight delivery, a request for confidential treatment (the “Request Letter”) of the redacted portions (the “Confidential Portions”) of the Response Letter (including the Attached April Letter) pursuant to Rule 83, 17 C.F.R. 200.83, of the Freedom of Information Act. The Request Letter includes an unredacted copy of the Response Letter (including the Attached April Letter).

Securities and Exchange Commission

May 25, 2005

If you have any questions, please contact us.

Very truly yours,

/s/    ERIC PIASTA

Eric Piasta

Enclosure

cc: André Weiss, Schulte Roth & Zabel LLP (w/encl.)

ANNEX A

(See Attached)

919 Third Avenue

New York, NY 10022

(212) 756-2000

fax (212) 593-5955

www.srz.com

Writer’s Direct Number (212) 756-2431	Writer’s E-mail Address andre.weiss@srz.com

May 18, 2005

VIA FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Ms. Jennifer G. Williams

Re:	Horizon Lines, Inc. (the “Company”)

Registration Statement on Form S-1

File No. 333-123073 (the “Registration Statement”)

Dear	Ms. Williams:

On behalf of the Company, we are submitting this letter to respond to the request by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), expressed by you during our telephone conversation on May 13, 2005, that the Risk Factors set forth in the Prospectus set forth in the Registration Statement include a Risk Factor that the Company may have violated Section 5 of the Securities Act of 1933 in connection with the publication of an article relating to the Company in Lloyd’s Shipping Economist on February 1, 2005 (the “LSE Article”). For the reasons set forth below, we respectfully disagree that the circumstances relating to such publication lend themselves to a reasonable basis for asserting that such a violation occurred in connection with the LSE Article. Accordingly, we believe that the Staff should not require the inclusion of the requested risk factor.

We refer to the letter to you, dated April 12, 2005 (a copy of which is attached), which reflects the timeline relating to the LSE Article and the Company’s process leading to the filing of the Registration Statement. We believe that the sequence of events relating to the LSE Article and the filing of the Registration Statement set forth in that letter do not support any conclusion that the Company was “in registration” when the Company communicated with the author of the LSE Article prior to its publication.

According to SEC Release No. 5180, the term “in registration” means “the entire process of registration, at least from the time an issuer reaches an understanding with the broker-dealer

Securities and Exchange Commission

May 18, 2005

which is to act as managing underwriter prior to the filing of a registration statement and the period of 40 to 90 days during which dealers must deliver a prospectus.” In fact, during all relevant periods prior to the publication of the LSE Article, the Company and Castle Harlan, Inc. (“CHI”) were merely investigating the potential of an initial public offering and had made no decision, even preliminarily, to proceed with an offering.

***

Furthermore, neither we nor the Company believe that the LSE Article can be said to have “the effect of conditioning the public mind or arousing public interest,” within the meaning of SEC Release No. 5180, in the shares of common stock of the Company to be offered through an initial public offering, for the following reasons:

***	Portions hereof have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment in accordance with Rule 83, 17 C.F.R. 200.83.

Securities and Exchange Commission

May 18, 2005

First, the LSE Article appeared in the February 1, 2005 issue of Lloyd’s Shipping Economist (“LSE”) nearly four months ago, and the interview by the author of the LSE Article of the Company’s CEO occurred nearly five months ago. To our knowledge, neither the LSE Article nor the interview has been cited in any other publication.

Second, the LSE is a trade publication published in the United Kingdom that is not broadly distributed or easily available in the U.S. According to a 2003 LSE media kit (which we located, via a Google search, on an inactive web page), the LSE is available on a subscription basis only and has a monthly print run of 2,000 copies, with 12% (i.e., 240) of its subscribers in the “Americas” (i.e., the Caribbean, Central America, North America, and South America). Our searches of NEXIS MEGA, LEXIS FACTIVA and other commercially available electronic database have been unable to produce any content from any issue of the LSE. (A representative of LEXIS has confirmed to us that LEXIS is the exclusive provider of FACTIVA to U.S. law firms (other than those grandfathered to use FACTIVA directly for a limited period of time) and that FACTIVA, as available through LEXIS, does not include any content from the LSE).

Also, when our library recently sought to borrow the February 1, 2005 issue of the LSE from a library in the New York City area, we learned that few libraries subscribe to the LSE. The Online Computer Library Center (OCLC), whose membership includes 8,653 governing academic, public and special libraries (most of which are located in the U.S.), provides an on-line holdings catalog, known as “WorldCat,” that is maintained by its member libraries. Our library’s search of WorldCat yielded only 25 OCLC-member libraries worldwide that listed LSE in their holdings. Fifteen of these libraries are in the U.S., and of the fifteen, three are in the New York area. Of the three, the New York Public Library no longer carries issues of the LSE, the SUNY Maritime College is unable to locate its copy of the February 1, 2005 issue, and the Merchant Marine Academy does not lend issues of the LSE. We possess a copy of the LSE Article only because, once the Staff notified us about the article, we asked the Company to obtain a copy of the article from the author, who is a foreign freelance writer attending a university in the U.S. Since only a few libraries in the U.S. subscribe to the LSE, the availability of the LSE Article is further limited.

Third, the LSE is not a widely read publication within the U.S. maritime container shipping industry. The Company has advised us that the two principal trade publications read by the industry are the Journal of Commerce and the American Shipper. For its last 2004 issue for which such information was available, the Journal of Commerce had a paid circulation of 9,112 copies, of which 8,699 copies were sent to recipients in the U.S. Similarly, the American Shipper had a paid circulation of 13,196 copies, of which 12,528 copies were sent to recipients in the U.S. By contrast, during 2003, the LSE had a monthly print run of only 2,000 copies worldwide, of which only approximately 240 copies were sent to recipients in the “Americas” (i.e., the Caribbean, Central America, North America, and South America). Although the LSE is affiliated with Lloyd’s List, another trade publication, we understand that the LSE has editorial offices separate from those of Lloyd’s List.

Fourth, the effect (if any) of the LSE Article on primary subscribers in the initial public offering who are located outside of the U.S. is expected to be largely insignificant, because the offering will be marketed only to U.S.-based investors. As more fully disclosed on

Securities and Exchange Commission

May 18, 2005

pages 145-146 of the prospectus in the blacklined copy of Amendment No. 2 to the Registration Statement (which was sent to you by overnight courier), in order for the Company to be permitted to operate its vessels in markets where the marine trade is subject to the coastwise laws of the United States, also known as the “Jones Act,” the Company must maintain U.S. citizenship within the meaning of certain U.S. maritime laws. To facilitate the Company’s maintenance of this status, the underwriters have agreed not to market the initial public offering to accounts located outside the U.S. In addition, the underwriters have agreed to instruct their respective sales forces to notify their accounts that (i) that these accounts, if they act as primary subscribers in the offering, should book the shares purchased in investment vehicles that have U.S. registered addresses and (ii) if such investment vehicles are not U.S. citizens (within the meaning of the U.S. maritime laws) and nevertheless purchase shares, such shares may have to be deposited, under the provisions of the Company’s certificate of incorporation, into a trust and then resold, at a possible loss to such vehicles, depending on the applicable circumstances. (These resale provisions and the related risk factors are disclosed on pages 146-147 and 35-37, respectively, of the prospectus contained in the blacklined copy of Amendment No. 2). These constraints, by significantly limiting the likelihood of participation of accounts located outside the U.S. as primary subscribers in the initial public offering, will further undermine any potential for conditioning the markets outside the U.S.

Accordingly, both the Company and we believe that no risk factor concerning any possible “gun jumping” is warranted for inclusion in the Prospectus. Cahill Gordon & Reindel LLP, counsel for the underwriters, has authorized us to inform you that they concur with these views.

* * *

Securities and Exchange Commission

May 18, 2005

We would appreciate the opportunity to discuss the matters set forth in this letter with you as soon as possible.

If you have other questions or require further information, please do not hesitate to call me at (212) 756-2431 or Eric Piasta of my office at (212) 756-2427.

Very truly yours,

/s/ ANDRÉ WEISS

André Weiss

Attch.

cc:

Ms. Johanna Vega Losert, Securities and Exchange Commission

M. Mark Urbania, Horizon Lines, Inc.

Robert S. Zuckerman, Esq., Horizon Lines, Inc.

Richard Farley, Esq., Cahill Gordon & Reindel LLP

Eric Piasta, Esq., Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

fax (212) 593-5955

www.srz.com

Writer’s Direct Number	Writer’s E-mail Address
(212) 756-2431	andre.weiss@srz.com

April 12, 2005

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Ms. Jennifer G. Williams

Re:	Horizon Lines, Inc. (“Horizon”)
Registration Statement on Form S-1
File No. 333-123073 (the “Registration Statement”)

Dear Ms. Williams:

This letter addresses your comments in our telephone conversations on April 7 and 8, 2005. You referenced an article by Ms. Ranjeeta D. McGroarty published in Lloyd’s Shipping Economist on February 1, 2005 (the “Horizon Article”) relating to Horizon’s achievements based on comments from Horizon’s CEO and a Managing Director of Castle Harlan, Inc. (“CHI”), and various articles (the “IPO Articles”) indicating the possibility of an initial public offering (an “IPO”) of Horizon. For your convenience, we have enclosed copies of these articles. You have asked that we respond in writing to concerns that the Horizon Article and the IPO Articles may have constituted an impermissible offer to sell Horizon’s stock prior to the effectiveness of the Registration Statement (i.e., gun jumping).

We believe that the following information that we have obtained from Horizon and CHI clearly demonstrates and supports the basis for our belief that the Horizon Article does not constitute impermissible gun-jumping by Horizon or CHI:

•	Lloyd’s Shipping Economist is a trade publication geared toward shipowners and shipbrokers in the shipping industry, providing “strategic” comment and examining trends in ship financing.

•	Lloyd’s Shipping Economist is published in the United Kingdom and is not widely read, either in the United States or elsewhere.

•	The Horizon Article focuses on the series of ownership changes at Horizon over the last several years (i.e., the purchase of Horizon by CSX, the subsequent purchase by The Carlyle Group and its ownership by the current majority stockholder, an affiliate of CHI), and provides a detailed understanding of the rationales behind such changes in ownership. As part of such explanation, the Horizon Article covers (i) the long career of Mr. Charles Raymond, Horizon’s CEO, at Horizon, (ii) trends in Horizon’s business, and (iii) the financing that backed the most recent acquisition of Horizon. The statements of Mr. Raymond and Mr. Marcel Fournier, a Managing Director of CHI, that are quoted or referenced in the Horizon Article fall within the focus of the Horizon Article.

•	We understand that Mr. Raymond limited his telephone interview with the author of this article, conducted on January 7 or 8, 2005, to a discussion of the matters referred to above.

•	Following the publication in Marine Money on January 20, 2005 of an article that reported on a possible IPO by Horizon (discussed below), we understand that the author of the Horizon Article called Mr. Raymond to make inquiries regarding such matter. Mr. Raymond did not have any substantive discussions with the author as to the IPO, or any other matters related to the business of Horizon. The last sentence of the Horizon Article, which was published on February 1, 2005, stated that “As Lloyd’s Shipping Economist went to press, Mr. Raymond would not comment on rumors that Horizon was planning an IPO in New York.”

•	Although the article contains quotes from a statement said to have been made by Mr. Fournier, such quotes were repeated from a press release issued by CHI on May 25, 2004 and an article published in the Daily Deal on May 25, 2004. Mr. Fournier did not furnish any statements to the author of the article and never spoke with the author in connection with the article.

•	As reflected in the timeline below, the interaction of Horizon and CHI with the author of the Horizon Article as to substantive matters began on January 7 or 8, 2005 and ended on January 13, 2005, in each case before (i) any decision was made by Horizon or CHI to pursue an IPO, and (ii) any understanding was reached by Horizon or CHI with any investment bank or other entity to act as an underwriter of an IPO of Horizon.

•	The publication of the Horizon Article was on February 1, 2005, over two months ago.

In addition, we believe that the following information that we have obtained from Horizon and CHI demonstrates and forms the basis for our belief that the IPO Articles do not constitute impermissible gun-jumping by Horizon or CHI:

2

Article in Marine Money published on January 20, 2005

•	We understand that the senior management of Horizon (including Mr. Raymond) and the team at CHI responsible for oversight of Horizon (including Mr. Fournier and Mr. Tom Hickey) has not had any substantive contacts with Marine Money. We understand that, on February 9, 2005, Mr. Hickey received a call received from Matt McCleary of Marine Money but the two did not speak.

Article in the Journal of Commerce published on January 21, 2005

•	We understand that Mr. Raymond limited his telephone interview with the author of this article, conducted on January 21, 2005, to a discussion of the rationale behind the issuance and sale of a tranche of senior discount notes by a subsidiary of Horizon on December 10, 2004 and the use of the proceeds of such issuance to pay a dividend to the stockholders of Horizon.

•	We understand that the senior management of Horizon and the team at CHI responsible for oversight of Horizon were not the sources of the rumor reported in Marine Money and repeated in this article that Horizon was considering an IPO and was in discussions with several investment bankers that would underwrite the IPO. The article noted that Mr. Raymond declined to comment on such report and that CHI had no comment.

Article in Lloyd’s List published on January 25, 2005

•	We understand that the senior management of Horizon and the team at CHI responsible for oversight of Horizon did not have any contacts with Lloyd’s List, which maintains an editorial staff separate from Lloyd’s Shipping Economist.

Article in Tradewinds published on January 28, 2005

•	We understand that the senior management of Horizon and the team at CHI responsible for oversight of Horizon have not had any contacts with Tradewinds.

Article in the Journal of Commerce dated January 31, 2005

•	This article simply repeated the statements that Mr. Raymond had previously made to the author in connection with, and that were reported in, the article that was published in the Journal of Commerce on January 21, 2005.

•	The quote from Mr. Fournier that appeared in this article was acknowledged in such article to have been given at the time of the acquisition of Horizon by

3

an affiliate of CHI (i.e., July 2004). In fact, such quote was excerpted from a press release issued by CHI on July 8, 2004.

•	We understand that the senior management of Horizon and the team at CHI responsible for oversight of Horizon were not interviewed for this article and, except as indicated above, were not the sources of the quotes or other statements in this article.

***

***	Portions hereof have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment in accordance with Rule 83, 17 C.F.R. 200.83.

4

With the exception of a press release on March 2, 2005 announcing the filing of the Registration Statement, neither Horizon nor CHI has discussed the IPO with any member of the press. Based on our understanding of the Securities Act and Securities Act Rules and SEC interpretations, including SEC Release No. 5180, neither Horizon nor CHI has violated the “gun-jumping” rules. While “in registration”, neither Horizon nor CHI has made the type of communications that the SEC has in the past found violate Section 5(c) of the Securities Act.

For your future reference, we are enclosing copies of all articles that have been published from January 1, 2005 up to (but not including) March 1, 2005, on the evening of which the Registration Statement was filed with the SEC, that refer to a possible or pending of IPO of Horizon and are known to Horizon, CHI or us.

If you have other questions or require further information, please do not hesitate to call me at (212) 756-2431.

Very truly yours,

/s/ ANDRÉ WEISS

André Weiss

Enclosures

cc:	M. Mark Urbania, Horizon Lines, Inc. Robert S. Zuckerman, Esq., Horizon Lines, Inc. Richard Farley, Esq., Cahill Gordon & Reindel LLP Eric Piasta, Esq., Schulte Roth & Zabel LLP

5

From Lloyds Shipping Economist dated Feb 1, 2005.

A New Horizon for the Castle

US container shipping operator Horizon Lines has changed hands several times for substantial sums. Ranjeeta D McGroarty explains why investors have found the company irresistible 01-02-2005

Last year, US domestic container operator Horizon Lines was bought by New York-based private equity firm Castle Harlan, from previous owner The Carlyle Group for a whopping $650m.

Carlyle had bought the company for $315m and sold it in a ‘poster child’ equity buyout, more than doubling the amount it paid in just 15 months.

When Horizon Lines’ Charles Raymond joined shipping company Sea-Land Service on the day he graduated from Kings Point in 1965, little did he know he would still be there 40 years later.

Indeed, Mr Raymond has seen the company through its various transitions and today stands at its helm as ceo.

“It’s been a challenge to work with five different structures,” Mr Raymond told LSE.

Horizon Lines, formerly part of Sea-Land, was initially a private company, went public in the mid-1980s for a couple of years, then went back to being private again.

The company, based in Charlotte, North Carolina has seen revenues grow for nine consecutive years, from $510m in 1994 to $832m in 2003.

Shipping has obviously become a hot commodity for non-traditional shipping investors, with buyers such as Castle Harlan demonstrating a new enthusiasm to jump on the bandwagon.

The main reasons why private equity funds are attracted to a company like Horizon is that they take into account a stable revenue base, with a diversified mix of cargo, backed by the strength of the equity markets.

Mr Raymond informed LSE that during the Carlyle ownership as partners, Horizon paid off debt with operating cash flows and improved revenues, thus elevating the company to a higher platform.

“The Carlyle Group were excellent equity partners - our relationship probably should serve as the ‘poster child’ of equity buyouts - a corporate orphan, acquired at an attractive price, wherein management was trusted and encouraged to be creative and backed by strong financial resources with great market sensitivity,” said Mr Raymond.

The steady growth attracted Castle Harlan, said Marcel Fournier, the firm’s managing director.

Nevertheless, Mr Raymond told LSE that Carlyle bought the company at a very attractive price, or Horizon may have been sold short at $315m.

“The global shipping industry at that time was going through a difficult time.

We were in recession, so to speak,” said Mr Raymond.

“The domestic shipping markets had not yet recovered from the economic impact of September 11; one of the holding companies, Holt, was in bankruptcy; and the industry faced a pending labour contract on the west coast,” he added.

The Carlyle sales strategy was, Mr Raymond told LSE, “Simple - they are a collection of individual funds.

When they have an opportunity to chalk-up a gain and put a ‘win’ on the board, they explore it.

In our case, they were able to get a multiple of 6.5 ebitda (earnings before interest, tax, depreciation and amortisation), versus a purchase at a somewhat lesser multiple.” Obviously, the larger multiple and the business improvement management created were strong factors.

The sale gave the particular Carlyle fund a quite attractive IRR (internal rate of return).

“It provides an excellent return on the investment by The Carlyle Group, but on the other hand Castle Harlan invested at a time when there is more improvement in profitability yet to come,” an observer told LSE.

“We believe Horizon is a solid business which has a track record of success,” Mr Fournier said in a statement.

“We buy businesses to build on them.”

Mr Raymond added: “Our relationship with Castle Harlan has only been for six months, but the working relationship with their people has been excellent.”

Another attraction for equity investors is the nature of the business as well as the Jones Act, which provides heavy investment requirements for any potential competitors.

Horizon is the largest container shipping company operating under the Jones Act, which restricts ocean trade between US ports to US built ships registered in the US and operated by US crews, thereby prohibiting direct competition from foreign flagged vessels.

In addition to restricting foreign competition, it also denotes a high degree of quality with US flag vessels and crews.

“Our fleet of 16 ships and approximately 21,700 cargo containers carries about 37% of the container cargo that moves between the US mainland and Alaska, Hawaii, Guam and Puerto Rico,” Mr Raymond told LSE.

Horizon is the only Jones Act vessel operator serving all these markets.

Many of the cargoes being shipped are vital to populations in these markets and therefore unlikely to see large swings in demand.

The ships deliver commodities such as food, clothing and other consumer items, returning with local exports such as fish, pineapples and pharmaceutical products.

Background and management

The company’s strength comes from its navigator and his competent team.

Starting on board a Sea-Land vessel as a ship’s officer, Mr Raymond worked under various management structures globally over his fruitful 40 years in the organisation.

After his initial three years at sea, Mr Raymond worked in Puerto Rico, eventually moving back to the US.

From September 1988 until the sale of Sea-Land’s international business in 1999, he served as the company’s senior vice president and chief transportation officer.

His dedication to the maritime industry has also secured him many prestigious awards including being inducted into the International Maritime Hall of Fame.

Horizon Lines legacy was initiated with the shipment of a Sea-Land container on board the Ideal-X from Port Newark, New Jersey, to Houston in 1956.

CSX Corporation acquired Sea-Land in 1986 allowing CSX, based in Richmond, Virginia, to combine rail, sea and overland cargo movement. Horizon was part of Sea-Land Service, the container shipper, and was lured to Charlotte in 1994.

“In 1999, Sea-Land, a division of railroad holding company CSX, was split into three companies and the centerpiece worldwide shipping company was sold to Maersk,” said Mr Raymond.

Though CSX sold Horizon to Carlyle in 2003, it retained $60m in preferred stock, which was redeemed prior to, and as a part of, the Castle Harlan acquisition.

After the 2003 purchase, Carlyle transitioned Horizon from a company owned by a conglomerate, a railroad, to a more entrepreneurial, more adaptable organisation.

“Horizon has an exceptionally strong and experienced management team,” Mr Fournier said.

“At Castle Harlan, we look forward to building on the firm foundation that was established over many years by CSX and continued by Carlyle, and helping the company move to the next level of profitability and success.” Mr Raymond told LSE that senior management at Horizon continues to own a minority stake in the company.

“Castle Harlan is the principal equity owner of Horizon Lines today. On a fully diluted basis they own, along with management and affiliates, the majority of the equity interests,” he added.

Activities

“Our revenue is derived from our three major markets - Alaska, Hawaii/Guam and Puerto Rico - accounting for approximately 26%, 41% and 33% respectively of our revenue in 2003,” Mr Raymond said.

The company has around 5,000 customers that include major manufacturing and consumer products’ companies that provide food and other staples to the above areas.

“Some of our major clients are Wal-Mart, Costco, the US Military, Coca Cola, Safeway Stores, Procter and Gamble, Toyota and Lowes,” said Mr Raymond.

Competition from other modes of transportation appear to be limited due to cost and geographic considerations.

The company seems to have at least a one-third market share in each of its shipping lanes.

Horizon is one of four carriers serving Puerto Rico.

On the Alaskan routes, Horizon encounters competition from only one containership competitor, Totem Ocean Trailer Express. Similarly, the company has only one contender on its Hawaii and Guam routes, Matson Navigation, a subsidiary of Hawaii-based Alexander & Baldwin.

“Our sales force of 120 people are excellent and we have a strong marketing presence in Puerto Rico, Hawaii and Alaska,” Mr Raymond said.

Compared to most shipping sectors, the container shipping industry appears to be more concentrated, with the US liner trade being even more concentrated, following firm demand and the scheduled nature of the business, which requires the operation of a number of vessels on the same route.

Thus Horizon’s revenues and operating income have increased gradually as market conditions in Puerto Rico strengthened following the exit of a major competitor in 2002 and through the execution of cost reductions and operating efficiencies.

Finances

UBS and Goldman Sachs led the financing backing Castle Harlan’s Horizon Lines acquisition.

UBS was on the lending side with Goldman on the bonds side.

Castle Harlan used its $1.163bn Castle Harlan Partners IV fund to buy Horizon.

“Along with our equity partner, Castle Harlan, we have $250m of bank debt (presently reduced to $248.8m) held by a large number of banks (over 50) and we have issued $250m in 9% bonds, also held by over 50 institutional investors,” said Mr Raymond.

Horizon’s new $250m term loan and $25m revolver included the term loan at Libor plus 2.75% and the revolver at Libor plus 2.65%.

However, the above scenario excludes Horizon’s new December 2004 11% Senior Discount Note $160m issuance.

The $112m of proceeds was used to repay Castle Harlan’s bridge loan, make a partial distribution to equity holders and pay for the cost of the issue.

“The bank facility is rated B+, the same as the corporate credit rating, with a recovery rating of 2.

The collateral package should provide the revolving credit facility and term loan lenders with the expectation of substantial recovery of principal (80% to 100%) in the default scenario,” stated ratings agency Standard & Poor’s (S&P).

The bank facility is secured by all of Horizon Lines’ assets, including a first-priority pledge of all capital stock and a perfected first-priority security interest in all tangible and intangible assets of the company.

This collateral package comprises $836m of balance sheet assets.

The company’s assets primarily consist of net property, plant, and equipment ($177m), intangibles ($468m - mainly acquisition-related goodwill) and accounts receivable ($123m).

In the simulated default scenario, it is assumed that the $25m revolving credit facility would be fully drawn.

It is usually believed that for recovery integrated downward adjustments to the value of accounts receivable and inventory, as well as to property, plant, and equipment, are applied to mirror the pressure intrinsic in a default scenario.

“The accounts receivable pledged to the facility are expected to retain the majority of their value due to their liquid nature,” stated S&P.

The reasonable market value of a majority of the company’s vessels was estimated by an outside appraiser, to which a discount to reflect the default scenario is usually applied.

Although the outlook for the company is stable, upside ratings potential may be limited by the company’s high debt leverage and participation in the capital intensive and competitive shipping industry.

For 2003, ebitda interest coverage was 3.4x, and funds from operations to debt was 28%.

“In early, 2004, lease-adjusted debt to capital was 75% and debt to ebitda was 3.5x.

Pro forma for the acquisition financing, total balance sheet debt will increase to over $500m from approximately $165m, resulting in lease-adjusted debt to capital of approximately 80% and debt to ebitda of approximately 5.0x,” stated S&P.

Nonetheless, these ratios are projected to improve over time as free cash flow is utilised to reduce the company’s debt levels.

In terms of liquidity, in the intermediate term the company is likely to meet operating and general spending needs via internally generated cash and the credit facilities.

The company had $8m in cash and $17m available as of September 2004 on its $25m revolving credit facility maturing in 2009.

Financial covenants include minimum interest coverage and maximum debt leverage ratios.

“There are limits on distributions, additional debt, sale-leaseback transactions, acquisitions, and asset sales, and the company’s debt agreements require 75% of the firm’s initial excess cash flow, 50% of future equity sales, 100% of asset sales proceeds, and 100% of property dispositions to be used to prepay the term loan,” S&P stated.

The excess cash flow requirement reduces to 50% when the company’s leverage ratio is below 3.75x.

Also, usually with most shipping companies, maintenance spending is expected to be minimal, consisting mostly of mandatory dry-docking expenses.

For Horizon, free cash should be reasonably higher than the required capital spending levels, in which case it may allow the company to make debt repayments in advance of the maturities.

Mitigating risks

The company reflects its high debt leverage, participation in the capital-intensive and competitive shipping industry and an aging fleet.

Nevertheless, these risks are, to a certain extent, offset by the barriers to entry afforded by the Jones Act and the stable demand from the company’s diverse customer base across various markets.

“Our markets are quite diverse.

First, we are the only carrier serving all the Jones Act non-contiguous trades of Alaska, Hawaii and Puerto Rico.

Secondly, our revenue base is across over 5,000 customers and even the top 10 customers account for less than 30% of our annual revenues.

Finally, the commodities shipped are the market basket of goods that people are going to consume, even in recessionary times - food, clothing and shelter,” Mr Raymond explains.

The shipping industry is very capital-intensive, with large, cyclical outlays for ocean-going vessels.

Although Horizon Lines’ vessels average about 28 years in age and its oldest vessels are approximately 35 years old, they are expected to serve its needs until a significant change in propulsion, fuel, or hull design evolves.

In terms of its vessels, Mr Raymond told LSE, “We have no specific vessel replacement plans at this time because we have taken very good care of these assets and they have a long, useful life ahead.”

Another tool used by the company to manage risks has been insurance.

“On the risk side we manage through the traditional insurance mediums, including 30 separate insurance policies.

The majors are Hull (vessel), P&I (also related to ships), Workmen’s Compensation and business interruption,” Mr Raymond said.

Outlook

“We see a solid, stable growth in the Jones Act trades.

Over the past 10 years we have seen a CAGR (Compound Annual Growth Rate) of 5% in company revenues,” observed Mr Raymond.

The Secretary for Homeland Security also recently appointed Mr Raymond to a five-year term to serve on the National Maritime Security Advisory Committee.

“Although there is nothing included in our future year revenue forecasts today, we believe we have a role in information (Homeland security) management as well as in new domestic services along the nations’ coastlines,” he informed LSE.

In the future the company hopes for a stronger military presence in Hawaii and Guam, energy exploration in Alaska and continued rate restoration in the Puerto Rico trade.

Mr Raymond is not ruling out new investments should the businesses warrant it, as they explore opportunities in those sectors.

As LSE went to press, Mr Raymond would not comment on rumours that Horizon was planning an IPO in New York.

But market conditions appear to favour such a move.

Marine Money

Freshly Minted

VOLUME 1

ISSUE 3

January 20, 2005

INSIDE

Equity Markets

Debt Markets

Legal Concerns

Forum Schedule

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Equity Markets

Horizon Lines IPO

Freshly Minted understands that that US liner company Horizon Lines is interviewing prospective underwriters for an upcoming IPO. Horizon Lines, formerly CSX Lines, was purchased by Carlyle Group in late 2002 for $375 million and sold just over a year later to private equity fund Castle Harlan for $675 million - thanks to a hungry LBO market, lower interest rates and improved EBITDA. Castle Harlan took about $100 million out of the company through a zero coupon bond last month and is set to extract its remaining equity (and a phenomenal return) through the IPO while likely maintaining a large stake in the business. Look for the coterie of Horizon Line service providers such as Goldman Sachs, UBS and ABN on the deal along with Jefferies, who has the most powerful research franchise in the business.

DryShips Takes to the Road

We are hearing good things about the DryShips roadshow currently underway on the West Coast. There is vigorous demand for dry bulk deals from the US investor community, and we expect the successful execution of this transaction to spawn more deals throughout 2005. As for pricing, look for a valuation multiple of 4-5x EBITDA - about where PacBasin is trading. Interestingly, we have not heard much talk of net asset value with this deal, but clearly there will be a premium. Unlike tankers, dry bulkers are driven more off cash flow because their ships have longer lives that generally extend beyond their book value depreciation schedule.

Frontline and Jinhul: the Most Liquid Shares on the OSE in 2004

Looking at trading volume on the Oslo Stock Exchange in 2004, we are not surprised to see Frontline on top as the second most traded stock of all companies listed on the exchange last year, with over 173,000 trades, or about 5% of the total for all companies listed on the OSE. In volume, the company ranks 5th of all listed companies, with over NOK 53.4 billion, which is about 6% of total volume on the exchange. This is illustrated in the charts on page 2 & 3.

What we where surprised to see was that Jinhui was the 2nd most traded shipping company and 2nd largest in volume among the shipping companies. This company has been the favorite share for the day traders in Oslo, and the fact that is the 6th most traded stock of all listed companies is a testament to this. The company is way ahead of such large companies as RCL, Wilhelmsen and Stolt-Nielsen. As seen from the table below, the company had close to 134,000 trades with a volume of NOK 15.2 billion. This demonstrates that the OSE can still be an attractive exchange for shipping companies, boasting what

M&A Deal Table

Acquirer, New Partners, or Parent Seller	Advisors	Amounts (US$ M)	Target / New Company	Comments
Camillo Eitzen	Unknown	Unknown	Final SpA	Considering acquisition of Finavals fleer of 8 Chemical tankers ranging from 3,700 26,600 dws.
OSG	Morgan Stanley & Jefferies for Stelmar UBS for OSG	$1,300	Stelmar	Stelmar board approves $48/share offer 11x 2003 EBITDA, 1.2 x NAV
Frontline	Goldman Sachs for Genman none for Frontline	Unknown	General Maritime	FRO has accumulated an unknown amount of stock
CSX	Citigroup, Deutsche	$1,150.0	Sale of port assets to Dubai Ports International
Stelmar	Morgan Stanley, Jefferies	$703	Failed attempt by Fortress to buy out at $40/share	OSG, TORM, Restis as potential buyers; Bids due Dec 10
First Financial (Restis)	HSBC	$740	32 MISC bulkers	In Documentation First financial
Saltchuk’s American Shipping Group	None	$7	19.5% stake in Sea Star Line	Buy-out of Matson Navigation’s stake
Seacor	Simmons for Rowan, none for Seacor	$118	ERA Aviation	Purchased from Rowan
Genco (Godfather G)	Societe General	circa $400	MISC’s Top Glory fleer of bulkers	Nordea Citi doing debt

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www.marinemoney.com	❖	mmccleery@marinemoney.com	❖	Thursday, January 20, 2005	❖	Page 1

Copyright 2005 Commonwealth Business Media

Journal of Commerce Online

Journal of Commerce Online January 21, 2005, Friday

January 21, 2005, Friday

SECTION: OCEAN TRANSPORTATION and PORTS/INTERMODAL; Pg. WP

LENGTH: 204 words

HEADLINE: Horizon Lines mulling IPO: Report

BYLINE: BY PETER T. LEACH - THE JOURNAL OF COMMERCE ONLINE

BODY:

Horizon Lines, the largest U.S.-flag ocean carrier, is considering an initial public offering and is currently in discussions with several investment banks that would underwrite the listing.

Chuck Raymond, chairman, president and chief executive of Horizon Lines, declined to comment on the report in Marine Money magazine.

Horizon is majority owned by Castle Harlan, a New York based private equity investment group, which bought it for $675 million last July from the Carlyle Group, also a private equity investor.

Last month Castle Harlan turned to the bond market to issue a $100 million zero coupon bond. It used the proceeds to help pay off a $50 million bridge loan it had taken out to finance part of the Horizon purchase and to finance a $51 million capital distribution to shareholders.

“The dividend was paid to all shareholders, as well as to Castle Harlan,” Raymond said.

Raymond said the company was performing well enough to tap the bond market for the financing last month rather than issuing additional equity.

“We’re performing in line with the projections we made to Castle Harlan last year,” Raymond said.

Castle Harlan executives did not immediately return calls.

© 2005 Lloyd’s List International

Lloyd’s List

January 25, 2005

SECTION: Issue #58836; Front Page News; Pg. 1

LENGTH: 581 words

HEADLINE: Listing on Horizon for Castle Harlan: Issue estimated at $ 100m would allow owner to quietly remove its stake

BYLINE: Rajesh Joshi in New York

BODY:

HORIZON Lines is the next shipping company laying the groundwork for an initial public offering in New York, according to market reports in Wall Street.

A goal of the proposed issue would be to allow owner Castle Harlan to take its remaining equity out of the US-flag company. This figure is said to be $ 50m-$ 60m, causing some experts to speculate that the IPO would aim for a sum in the $ 100m range.

Charlotte-based Horizon is a leading player in the Jones Act trades, operating 16 boxships in its core markets, which include services between the continental US and Alaska and Puerto Rico. Castle Harlan, the New York-based leveraged buyout shop, purchased Horizon Lines from Carlyle Group for $ 675m in May.

The deal was financed with $ 170m in equity. Goldman Sachs, UBS and ABN Amro were understood to have raised the $ 500m debt component.

It remains unclear how large a stake Castle Harlan would retain in Horizon after the IPO.

However, senior ship finance executives contacted by Lloyd’s List believe the reports are credible. “Castle Harlan would be crazy not to do it in the current market,” a leading ship financier said.

“In buyouts like Horizon, the buyer’s first choice is always an IPO. However, this option is not always feasible. Today there is a good opportunity, but the window is going to close eventually. So now is the time [to raise cash through an IPO].”

Another senior executive believed Castle Harlan would be keen to eradicate the so-called stigma attached to its purchase of Horizon Lines, the former Jones Act containership arm of CSX, which was acquired by Carlyle Group for $ 315m only 15 months before it was re-sold to Castle Harlan.

“As a newcomer to shipping Castle Harlan had faced professional criticism for the price it paid,” the executive said.

Experts see the proposed IPO as financial engineering that would cap an already fruitful exercise to recover Castle Harlan’s original equity. Castle Harlan took a substantial portion of its equity out late last year, through a $ 110m bond issued by the shipping line. A successful IPO, which Wall Street sources say is likely, will allow it to come out of the deal with no serious damage to its own pocket, irrespective of Horizon’s fate.

The senior executive who reprised the price aspect of the deal seized upon this, describing such IPOs as “standard practice that then leaves the company dangling by itself in the wind”. The other expert took a more charitable view, largely because of the earnings picture painted by Castle Harlan at the time of the purchase. However, even these experts agree that Horizon itself is unlikely to see the IPO proceeds ploughed back into its business.

The business model assumes a working life of 40 years for Horizon’s fleet, which now has an average age of 28 years. Horizon’s earnings before interest, tax, depreciation and amortisation (ebitda) are projected to increase substantially through to 2008, from $ 90m at the time of the sale to nearly $ 165m in the latter year.

“Based on these numbers there is still some serious cash flow to come at Horizon,” the expert said. “In theory, Horizon does not need either the new cash or new ships.”

However, the projections fail to provide for expensive one-offs, such as unscheduled dry-docking and maintenance on Horizon’s older ships. Six ships are built between 1972 and 1974.

Lloyd’s List was last night awaiting a formal response from Castle Harlan.

Copyright 2005 Factiva, a Dow Jones and Reuters Company

All Rights Reserved

(c) 2005 TradeWinds

Tradewinds

January 28, 2005

SECTION: NEWS; Pg. 06

LENGTH: 506 words

HEADLINE: Prospects for Horizon not so bright if OceanBlue takes off

BYLINE: Paul Berrill and Bob Rust London and Oslo

BODY:

A newly floated Horizon Lines could face tough competition - rather than the easy life in the Jones Act trade - predicts owner Castle Harlan as it prepares the ground for a speculated $100m share issue in the US-flag company.

Castle Harlan is said to be planning an initial public offering (IPO) for Horizon, the successor to CSX Lines and former domestic fleet of Sea-Land, which the private equity investment firm bought from Carlyle Group for $650m last year.

But even though Horizon is the largest Jones Act containership operator and has third-party shipmanagement contracts for the US military, it could face tough opposition from planned new start-up OceanBlue Express (OBE). It is being set up by former Matson Navigation head C Bradley Mulholland with two boxships under construction at Kvaerner Philadelphia Shipyard (see main story, above).

Financial sources say that despite a burden of $670m debt, Horizon could ordinarily hope for an easy ride in the low-competition, heavily protected domestic US box trade - paying dividends to new investors from strong cash flow. Revenues rose 9.6% to more than $830m in 2003, the last available figures show.

The Jones Act requires that maritime trade between US ports be conducted by companies owned and organised in the US, using ships built and registered in the US and employing predominantly US crews.

But if the line is undercut, as planned by OBE between the US West Coast and Hawaii, and in view of a long-term need to invest in replace its ageing fleet, the prospects might not be so bright.

Horizon operates a fleet of 16 boxships built between 1968 and 1987, all propelled by steam turbines.

Sources say that although Horizon’s oldest vessels are already pushing 40 years, the company expects them to see more than one special survey yet. Rather than building new ships, Horizon plans to keep renewing steel at Far East yards and maintaining market share through organic growth in its main trades.

But that relies on competition remaining far from cut-throat, while OBE intends to price its services at 12% under the market and calculates that its competitors cannot make a profit if they cut prices by as much as 10%.

Fleet renewal would also require a higher level of investment than the rumoured IPO - news of which was first broken last week by US-based shipfinance paper Marine Money.

Acquisition financiers Castle Harland are thought to want to use the IPO to take their remaining cash - estimated at between $50m and $60m - out of Horizon. The firm may already have taken some of its equity out last July, when the shipping line made a $250m unsecured bond issue.

Commitments to bondholders could also prevent Horizon from cutting profit margins or making newbuilding investments.

Carlyle Group bought Horizon from CSX Corp for just $315m in early 2003 - less than 18 months before Castle Harland paid twice as much for the company. The mark-up is bound to leave some wondering whether new investors could be left carrying the can for financiers’ profits.

Copyright 2005 Commonwealth Business Media

Journal of Commerce

January 31, 2005, Monday

SECTION: SPECIAL REPORT2; Pg. 48

LENGTH: 471 words

HEADLINE: Changing hands again?;

Horizon Lines reported to be considering IPO

BYLINE: PETER T. LEACH

BODY:

Horizon Lines, the largest carrier in the domestic Jones Act trade, is considering an initial public offering and is in discussions with several investment banks that would underwrite the IPO, according to Wall Street reports.

The company, which operates in the Puerto Rico, Hawaii, Alaska and Guam trades, is majority-owned by Castle Harlan, a private equity investment group that bought it for $675 million last July from Carlyle Group.

In December, Castle Harbor turned to the bond market to issue a $100 million zero-coupon bond. It used the proceeds to pay off a $50 million bridge loan it had taken out to finance part of the Horizon purchase and to finance a $51 million capital distribution to shareholders. “The dividend was paid to all shareholders, as well as to Castle Harlan,” said Chuck Raymond, Horizon’s chairman, president and chief executive.

Raymond would not comment on the report by Marine Money, a Wall Street newsletter, that Horizon Lines is considering an IPO.

He said the company decided to tap the bond markets in December because it was performing well enough that it did not need to issue additional equity. “We’re performing in line with the projections we made to Castle Harbor last year,” he said. At the time of the acquisition, Marcel Fournier, Castle Harlan’s managing director, said Horizon Lines recorded $830 million in revenue in fiscal 2003, up 9.6 percent over the previous year. Raymond said there has been no change in the company’s direction since Castle Harlan acquired it last year.

If an IPO occurs, it would mark the seventh time Horizon has changed ownership. The company traces its history to 1956, when Malcom McLean launched a coastwise container service that later was renamed Sea-Land Service. Sea-Land eventually expanded internationally, and was sold by McLean to R.J. Reynolds Co. in 1969. The line was spun off as a publicly traded company in 1984 and then acquired by CSX Corp. in 1986. When A.P. Moller-Maersk bought Sea-Land’s international services in 1999, CSX maintained ownership of Sea-Land’s domestic operations, which were renamed CSX Lines, and the terminal-operating company, CSX World Terminals. CSX Lines was renamed Hori-zon Lines in 2001, and was sold in 2003 to Carlyle for $300 million.

Peter Shaerf, senior vice president of American Marine Advisors Inc., a New York-based merchant bank focused on the maritime industry, said he had not heard the IPO report, but that he could see why Castle Harland might be interested in a stock sale.

“It would make sense for them to take the rest of their investment off the table,” he said. “Castle Harlan already took $100 million of their investment off the table last month. Going public is a good way for a private equity investor to recover its investment.”

Copyright 2005 Commonwealth Business Media

Journal of Commerce

January 31, 2005, Monday

SECTION: SPECIAL REPORT2; Pg. 46

LENGTH: 595 words

HEADLINE: Who’s who

BODY:

Crowley Liner Services

Oakland, Calif.

www.crowley.com

Top executives:

Thomas B. Crowley Jr., chairman, president and CEO.

William A. Penella, vice chairman, executive vice president.

William P. Verdun, senior vice president, general counsel.

John Douglass, senior vice president for Puerto Rico and Caribbean services.

Puerto Rico services:

Crowley owns seven ro-ro barges and has one lift-on, lift-off barge on charter for three months. Two of its barges are triple-deck, 580-footers that can carry 330 trailers and 120 cars, and five are 730-foot barges that can carry 420 trailers and 160 cars. It has six sailings per month from Pennsauken, N.J., to San Juan and 16 sailings per month from Jacksonville.

General:

Crowley, a subsidiary of Crowley Maritime Corp., is considering expanding its capacity out of Pennsauken, where it will add a lift-on, lift-off barge service if a current trial charter succeeds. The company’s operational headquarters is in Jacksonville.

Horizon Lines LLC

Charlotte, N.C.

www.horizonlines.com

Top executives:

Charles G. Raymond, chairman, president and CEO.

John V. Keenan, senior vice president and COO.

Mark Urbania, senior vice president and CFO.

Gabriel M. Serra, vice president and general manager, Puerto Rico trade.

Puerto Rico services:

Horizon operates five roll-on, roll-off, container vessels of 600- to 750-FEU capacity in the trade. It has three sailings a week out of Jacksonville to San Juan, one a week out of Port Elizabeth, N.J., and sails every 10 days from Houston and every 21 days from New Orleans.

General:

Horizon is talking to investment bankers about going public. Its ships, on average, are more than 30 years old, but Hori-zon said it plans to extend their lives through refurbishment.

Sea Star Line

Jacksonville, Fla.

www.seastarline.com

Top executives:

Bob Magee, chairman and CEO.

Frank Peake, president and COO.

Neil Perlmutter, senior vice president and CFO.

John Emory, vice president of Puerto Rico trade.

Puerto Rico services:

Sea Star operates two ro-ro, container vessels with capacities of 600 FEUs-plus, each sailing once a week from Jacksonville to San Juan and back.

General:

The line will be able to add capacity when one or more of the vessels now chartered to the Defense Department for service in Iraq are returned, perhaps by year-end. Sea Star is considering building two to three vessels to replace its aging ships.

Trailer Bridge Inc.

Jacksonville, Fla.

www.trailerbridge.com

Top executives:

John D. McCown, chairman and CEO.

Ralph Heim, president and COO.

William Gotimer Jr., executive vice president, general counsel.

Mark Tanner, CFO and vice president, administration.

Puerto Rico services:

Trailer Bridge owns seven barges, two of which are the largest triple-decked ro-ro barges in the world, and five new triple-stack box carriers, which have single decks. It maintains two sailings a week from Jacksonville to San Juan, one of which is a ro-ro barge and the other a triple-stack barge. One triple-stack barge is chartered to Crowley Lines and the other two are laid up. Its tugs are chartered.

General:

Soon after reporting a turnaround for the third quarter of 2004, it completed an $85 million bond offer that enabled it to buy all of the outstanding stock and some debt of Kadampanattu Corp., from which it was leasing two triple-deck roll-on, roll-off barges. This saved Trailer Bridge $7 million a year in lease costs and preferred dividends it was paying K Corp.